SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF JUNE 2006

                                   ELTEK LTD.
                              (Name of Registrant)


                  Sgoola Industrial Zone, Petach Tikva, Israel
                     (Address of Principal Executive Office)

     INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(1): [_]

     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(7): [_]

     INDICATE BY CHECK MARK WHETHER BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM, THE REGISTRANT IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G3-2(B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                               YES [_]     NO [X]

     IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12G3-2(B): 82-

THIS FORM 6-K IS BEING INCORPORATED BY REFERENCE INTO THE REGISTRANT'S FORM S-8 REGISTRATION STATEMENTS FILE NOS. 333-12012 AND 333-123559.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        ELTEK LTD.
                                        (Registrant)



                                        By: /s/ Amnon Shemer
                                        ------------------
                                        Amnon Shemer
                                        Chief Financial Officer



Date:   June 6, 2006

ELTEK LTD.
Amnon Shemer, CFO
+972-3-9395023
amnons@eltek.co.il

ELTEK REPORTS A 241% GROWTH IN NET INCOME AND A 26% INCREASE IN REVENUES FOR THE 1ST QUARTER OF 2006

     o SEVENTH CONSECUTIVE QUARTER OF YEAR-OVER-YEAR ORGANIC REVENUE GROWTH - REVENUES INCREASED TO $ 9.3 MILLION, UP 26%

     o SIXTH CONSECUTIVE QUARTER OF PROFITABILITY - QUARTERLY NET INCOME INCREASED BY 241% TO $ 613 THOUSAND IN Q1 2006 FROM $ 179 THOUSAND IN Q1 2005

     o EPS OF $ 0.09 PER FULLY DILUTED SHARE COMPARE TO $ 0.03 PER FULLY DILUTED SHARE IN Q1 2005

     o NEW BUSINESS , MAINLY IN THE U.S., LEADS COMPANY TO FURTHER EXPAND ITS PRODUCTION CAPACITY

PETACH-TIKVA, Israel, June 6, 2006 (BUSINESS WIRE) - Eltek Ltd., the leading Israeli manufacturer of advanced flex-rigid circuitry solutions, today announced its financial results for the first quarter of 2006.

FIRST QUARTER 2006 KEY FINANCIAL HIGHLIGHTS:

--   Revenues increased to $ 9.3 million, up 26%.

--   Quarterly operating income of $ 783 thousand, up 152%

-- Quarterly net income grew 241% to $ 613 thousand, or $ 0.09 per fully diluted share

--   EBITDA of $ 1.3 million in Q1 2006 compared to EBITDA of $ 1 million in Q1
     2005

Eltek reported revenues for the three months ended March 31, 2006 of NIS 43.4 million ($ 9.3 million) compared with NIS 34.4 million ($ 7.3 million) for the first quarter of 2005. The increase in revenues is attributed to the gaining of new customers and new projects with existing customers.

Net income for the first quarter totalled NIS 2.9 million ($ 613 thousand), or $
0.09 per fully diluted share compared with net income of NIS 839 thousand ($ 180 thousand), or $ 0.03 per fully diluted share for the same quarter in 2005. The first quarter of 2006 was the Company's sixth consecutive quarter of profitability.

ARIEH REICHART, President and Chief Executive Officer of Eltek, commented: "Q1 was another strong quarter for Eltek, in which we managed to accelerate our continued organic revenue growth and reached new levels of profitability."

"During the quarter we won some highly contested tenders in Israel and continued to expand our global flex - rigid PCBs customer base, mainly in the U.S. As we are still at the very beginning of the incorporation process of our flex-rigid PCBs in the product lines of our new customers, we feel that we have only begun to scratch the surface of our sizable, high margin growth opportunities in the U.S. flex-rigid PCB space. "

AMNON SHEMER, CFO of Eltek commented: "We have had a very good start for 2006, as quarterly sales reached another new high in the first quarter and we grew our quarterly operating and net income by 152% and 241%, respectively, from the corresponding quarter in 2005."

"Our previously announced expansion of our high - end production capacity is proceeding on schedule, as we made additional investments in new advanced manufacturing equipment, hired new production employees and commenced the gradual expansion of our production facility. These carefully planned investments are expected to enhance our ability to meet our customers' growing demand for high-end serial production capacity," he added.

In the first quarter of 2006, Eltek had EBITDA of $1.3 million compared to EBITDA of $ 963 thousand in the first quarter of 2005. ELTEK uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation and amortization. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company's business and uses the measure to establish internal budgets and goals, manage the business, and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP.

ABOUT THE COMPANY

Eltek is Israel's leading manufacturers of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multi-layered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products.. For more information, visit Eltek's World Wide Web site at www.eltekglobal.com.

                                                                     CONVENIENCE
                                                                     TRANSLATION
                                                                       -------
                                                   THREE MONTHS ENDED
                                                        MARCH 31,
                                           -----------------------------------
                                            2005          2006          2006
                                             NIS           NIS         U.S. $
                                         (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
                                           -------       -------       -------
                                                      (IN THOUSANDS)

Revenues                                    34,395        43,365         9,296
Costs of revenues                          (28,083)      (33,957)       (7,279)
                                           -------       -------       -------

Gross profit                                 6,312         9,408         2,017

Research and development, net                 (191)         (157)          (34)
Selling, general and administrative
 expenses                                   (4,519)       (5,599)       (1,200)
Amortization of goodwill                      (152)            -             -
                                           -------       -------       -------

Operating income                             1,450         3,652           783

Financial expenses, net                       (614)         (759)         (163)
                                           -------       -------       -------

Income before other expenses,
 net                                           836         2,893           620

Other expenses, net                            (11)          (10)           (2)
                                           -------       -------       -------

Income  before taxes on income                 825         2,883           618
Taxes on income                                  -             -             -
                                           -------       -------       -------

Net income after taxes on
 income                                        825         2,883           618

Minority share in subsidiary's net
 results                                        14           (22)           (5)
                                           -------       -------       -------

Net income for the period                      839         2,861           613
                                           =======       =======       =======

Basic earnings per 1 ordinary share          *0.15          0.51          0.11
                                           =======       =======       =======


Diluted earnings per 1 ordinary share        *0.13          0.41          0.09
                                           =======       =======       =======
Weighted average share capital used
to compute basic net earnings per
share                                       *5,492         5,608         5,608
                                           =======       =======       =======
Weighted average share capital used
to compute diluted net earnings per
share                                       *6,893         7,024         7,024
                                           =======       =======       =======

* Restated

                                   ELTEK LTD.
                      CONSOLIDATED CONDENSED BALANCE SHEETS

                                                                                   CONVENIENCE
                                                                                   TRANSLATION
                                                                                     -------
                                                       DECEMBER 31,   MARCH 31,     MARCH 31,
                                                         -------       -------       -------
                                                                        2006          2006
                                                           2005       UNAUDITED     UNAUDITED
                                                           NIS           NIS          U.S. $
                                                         -------       -------       -------
                                                                   (IN THOUSANDS)
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                  7,258         5,080         1,089
Receivables: Trade                                        22,743        31,080         6,662
             Other                                         2,173         1,199           257
Inventories                                               16,051        16,416         3,519
Prepaid expenses                                             986         1,020           219
                                                         -------       -------       -------

TOTAL CURRENT ASSETS                                      49,211        54,795        11,746
                                                         -------       -------       -------

DEFERRED TAXES                                               697           725           155
                                                         -------       -------       -------

PROPERTY AND EQUIPMENT, NET                               32,969        31,766         6,810
                                                         -------       -------       -------

GOODWILL                                                   3,735         3,883           832
                                                         -------       -------       -------

TOTAL ASSETS                                              86,612        91,169        19,543
                                                         =======       =======       =======

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES
Short-term credit and current maturities of
long-term debts                                           17,561        15,630         3,351
Trade payables                                            25,176        26,285         5,335
Other liabilities and accrued expenses                    10,914        12,179         2,610
                                                         -------       -------       -------

TOTAL CURRENT LIABILITIES                                 53,651        54,094        11,596
                                                         -------       -------       -------

LONG- TERM LIABILITIES                                     7,607         8,006         1,716
Long term debt, excluding current maturities
Employee severance benefits                                  274           433            93

Convertible debenture note                                     -         1,890           405
                                                         -------       -------       -------

TOTAL LIABILITIES                                         61,532        64,423        13,510
                                                         -------       -------       -------

MINORITY INTERESTS                                         1,547         1,650           353
                                                         -------       -------       -------
Convertible debenture note                                 1,820             -             -
                                                         -------       -------       -------

SHAREHOLDERS' EQUITY
Ordinary shares, NIS 0.6 par value. Authorized
50,000,000 shares, issued
 and outstanding 5,611,111 shares at March 31,
2006 and 5,602,511 shares at December 31, 2005            29,765        29,770         6,382
Additional paid in capital                                54,553        54,727        11,731
Capital reserves related to loans from controlling
shareholders                                              10,010        10,010         2,146
Cumulative foreign currency translation adjustments        1,916         2,259           484
Capital reserve                                            6,685         6,685         1,433
Accumulated deficit                                      (81,216)      (78,355)      (16,796)
                                                         -------       -------       -------

TOTAL SHAREHOLDERS' EQUITY                                21,713        25,096         5,380
                                                         -------       -------       -------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                86,612        91,169        19,543
                                                         =======       =======       =======

NON-GAAP EARNINGS                        THREE MONTHS ENDED
RECONCILLIATIONS                              MARCH 31,
                                 ---------------------------------
                                                             2006
                                                          (UNAUDITED)
                                  2005          2006      CONVENIENCE
                              (UNAUDITED)   (UNAUDITED)   TRANSLATIO
                                  NIS           NIS          U.S.$
                                 -----         -----         -----

GAAP NET INCOME                    839         2,861           613
ADD BACK ITEMS:

Financial expenses, net            614           759           163

Tax benefit                          -             -             -

Amortization of goodwill           152             -             -

Depreciation                     2,889         2,603           558
                                 -----         -----         -----

ADJUSTED EBITDA                  4,493         6,223         1,334
                                 =====         =====         =====